Exhibit 21.1

State or Other Jurisdiction of
Subsidiary	Incorporation or Organization

PCTEL (Shanghai) Electronics Company LTD	China

PCTEL (Tianjin) Electronics Company Ltd.	China

PCTEL Israel Ltd.	Israel

PCTEL Limited (United Kingdom)	United Kingdom

PCTEL Private Wireless Ltd.	India

PCTEL Secure LLC	Delaware